Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, New Jersey 07066

June 14, 2024

Via Edgar

Ms. Kristin Lockhead

Ms. Jeanne Baker

Mr. Juan Grana

Ms. Abby Adams

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Achari Ventures Holdings Corp. I Amendment No. 4 to Registration Statement on Form S-4 Filed May 24, 2024 File No. 333-276422

Dear Commission Staff:

Achari Ventures Holding Corp. I (the “Company”, “Achari”, “we”, “our” or “us”) transmits herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced Registration Statement filed on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system related to Achari’s proposed business combination with Vaso Corporation (“Vaso”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 10, 2024 (the “Comment Letter”). For ease of reference, we have included the original comments received from Staff in the Comment Letter in bold text and italics, followed by our response. The responses below follow the sequentially numbered comments from the Comment Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form S-4

General

1.	Please explain to us why share amounts, percentages and other figures presented throughout the registration statement assume that the proposed reverse stock split will not occur, even though, as disclosed on page 24, the post-combination company would currently be unable to meet Nasdaq’s initial listing requirements if a reverse stock split of Achari’s common stock is not enacted prior to the effective time.

We have revised Amendment No. 5 to disclose the reasons why in certain instances therein we have assumed that the Reverse Stock Split does not occur. We have made this assumption because the Reverse Stock Split will only occur if the trading price of Vaso's common stock does not meet applicable price thresholds set by Nasdaq in connection with Nasdaq's initial listing standards. As part of their initial listing standards, Nasdaq requires that our Class A Common Stock will have, among other things, a $4.00 per share minimum bid price upon the closing of the Business Combination. Such $4.00 per share minimum bid price takes into account the Exchange Ratio included in the Business Combination Agreement of 0.0998 and the pre-closing per share bid price of Vaso’s common stock. With such an Exchange Ratio, the closing bid price of Vaso’s common stock would need to exceed $0.40 per share prior to the closing of the Business Combination in order to satisfy Nasdaq’s initial listing standards. However, if the Reverse Stock Split were to occur, the Exchange Ratio would be proportionally adjusted to reflect such Reverse Stock Split, and the closing bid price of Vaso’s common stock would need to exceed a lower price threshold per share prior to the closing of the Business Combination, for example $0.20 per share (in the event of a 1-for-2 Reverse Stock Split). The trading price of Vaso’s common stock has been historically volatile. Although the closing price of Vaso’ common stock was $0.23 per share on June 10, 2024, we believe that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself. As a result of these factors, which we believe may influence the trading price of Vaso’s common stock prior to the consummation of the Business Combination, and consequently the need to effect the Reverse Stock Split (which will only occur if the trading price of Vaso’s common stock does not meet the applicable price thresholds set by Nasdaq prior to the closing of the Business Combination), we have assumed such Reverse Stock Split does not occur in certain presentations contained herein.

Unaudited Pro Forma Condensed Combined Financial Information, page 42

2.	Please explain to us why the unaudited pro forma combined financial information does not give effect to any proposed Reverse Stock Split described in the section entitled “Proposal 4: The Reverse Stock Split Proposal”. Refer to Rule 11-02(a)(10) of Regulation S-X. In this regard, it would appear that additional scenarios should be presented for the determination of pro forma earnings per share. Please advise.

We have revised the disclosure therein to include four scenarios for the pro forma earning per share data for the year ended December 31, 2023 and for the three months ended March 31, 2024.

The Business Combination Agreement The Achari Board’s Reasons for the Approval of the Business Combination, page 118

3.	We note your response to comment 2 and reissue the comment in part. Please revise your disclosure on pages 122 and 123 to further discuss each of the non-quantitative metrics. For example, please note the macro-economic and secular trends, news sources and reports considered by the Achari board in concluding that Vaso’s business would benefit from “strengthening macro-economic and secular trends”. Please also provide additional support for the suggestion that “the landscape for potential business combinations may have been improving at such time when compared to past periods.”

We have revised the disclosure in Amendment No. 5 in accordance with the Staff’s comment 3 above.

4.	We note your response to comment 3 and reissue the comment in part. Please revise your disclosures on pages 121 and 122 to discuss the Enterprise Values, the EV/Revenue Valuation Multiples, and the EV/EBITDA Valuation Multiples for each of the comparable companies. Please also disclose the range of potential enterprise and equity values calculated for Vaso, as noted on page 121. Please consider presenting the information in tabular format for ease of reference.

We have revised the disclosure in Amendment No. 5 in accordance with the Staff’s comment 4 above.

Market Price and Dividends of Securities, page 194

5.	Please revise the first paragraph of this section to clarify that trading on Nasdaq has been suspended and the latest closing price provided for Achari’s securities was for their trading on the OTC pink sheets, not the Nasdaq. Please revise the chart to clarify when the trading market changed.

We have revised the disclosure in Amendment No. 5 to include the information requested by the Staff in comment 5 above.

Fairness Opinion of River Corporate, page 214

6.	We note your response to comment 8. As Achari received the fairness opinion from River Corporate and it is included in this document, please revise to provide all information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4 and Item 14(a)(6) of Schedule 14A.

We have revised Amendment No. 5 to include the information required by Item 1015(b) of Regulation M-A.

Thank you for your assistance in this matter. Please contact the undersigned or Achari’s counsel with any questions or further comments.

Sincerely,

/s/ Vikas Desai
Name:	Vikas Desai
Title:	Chief Executive Officer

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